UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                               The Brink's Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    109696104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                               Pirate Capital LLC
                        200 Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 4, 2007
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                             ---------------------
CUSIP NO.      109696104              SCHEDULE 13D           PAGE 2 OF 7 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            PIRATE CAPITAL LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEM 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                      7      SOLE VOTING POWER

                             -0-
                      ----------------------------------------------------------
 NUMBER OF            8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                 4,118,330
  OWNED BY            ----------------------------------------------------------
    EACH              9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                  -0-
                      ----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                             4,118,330
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,118,330
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.5%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
--------------------------------------------------------------------------------
                     *    SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             ---------------------
CUSIP NO.       109696104             SCHEDULE 13D           PAGE 3 OF 7 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            THOMAS R. HUDSON JR.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT  TO
            ITEM 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
                      7      SOLE VOTING POWER

                             -0-
                      ----------------------------------------------------------
 NUMBER OF            8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                 4,118,330
  OWNED BY            ----------------------------------------------------------
    EACH              9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                  -0-
                      ----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                             4,118,330
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,118,330
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.5%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             ---------------------
CUSIP NO.      109696104              SCHEDULE 13D           PAGE 4 OF 7 PAGES
------------------------------                             ---------------------

The Schedule 13D filed on February 17, 2006 by Pirate Capital LLC, a Delaware limited liability company ("Pirate Capital"), and Thomas R. Hudson Jr. (together, the "Reporting Persons"), relating to the shares of common stock, $1.00 par value ("Shares"), of The Brink's Company (the "Issuer"), as amended by Amendment No. 1 on August 9, 2006, Amendment No. 2 on November 21, 2006, and Amendment No. 3 on December 18, 2006, is hereby amended by this Amendment No. 4 to the Schedule 13D.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated as follows:

Funds for the purchase of the Shares reported herein were derived from available capital of the Holders (as defined below). A total of approximately $175,855,680 was paid to acquire such Shares.

ITEM 4.     PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

On January 4, 2007, Pirate Capital sent a letter to the board of directors of the Issuer (the "Letter"), among other things, (i) reiterating its request that the Issuer retain an investment bank to examine strategic alternatives, (ii) questioning the Issuer's stated course of pursuing acquisitions, and (iii) recommending that two current Issuer Board members who are ineligible for re-election based on the Board's mandatory retirement age be replaced as nominees at the Issuer's 2007 annual meeting of shareholders by two Pirate Capital nominees, Thomas R. Hudson Jr. (Pirate Capital's founder and Manager) and Christopher Kelly (Pirate Capital's General Counsel and Chief Compliance Officer). A copy of the Letter is attached hereto as Exhibit F and incorporated herein by reference. On January 4, 2007, Jolly Roger Fund LP (the "Fund") notified the Issuer of its intent to nominate Thomas R. Hudson Jr. and Christopher Kelly to the Board of Directors of the Issuer at the Issuer's 2007 annual meeting of shareholders. A copy of such notice is attached hereto as Exhibit G and incorporated herein by reference. The Reporting Persons intend to solicit proxies on behalf of the Fund's nominations.

ITEM 5.     INTEREST IN SECURITIES OF THE COMPANY

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

          (a) The Reporting Persons beneficially own 4,118,330 Shares, constituting approximately 8.5% of the Shares outstanding. The 4,118,330 Shares reported herein do not include 650 shares held directly by Christopher Kelly, the General Counsel and Chief Compliance Officer of Pirate Capital and a nominee to the Board of Directors of the Issuer. Mr. Kelly purchased his shares on November 1, 2006, with 100 shares purchased at a price of $53.21 per share and 550 shares at a price of $52.67 per share.

          The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 48,505,239 Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

          (b) By virtue of its position as general partner of Jolly Roger Fund LP, Pirate Capital has the power to vote or direct the voting, and to dispose or direct the disposition of, all of the 412,382 Shares held by Jolly Roger Fund LP. By virtue of agreements with Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD (together with Jolly Roger Fund LP, the "Holders"), Pirate Capital LLC has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 3,705,948 Shares held by Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD. By virtue of his position as sole Manager of Pirate Capital, Thomas R. Hudson Jr. is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which Pirate Capital has voting power or dispositive power. Accordingly, Pirate Capital and Thomas R. Hudson Jr. are deemed to have shared voting and shared dispositive power with respect to an aggregate of 4,118,330 Shares.

---------------------------                                 -------------------
CUSIP NO.      109696104             SCHEDULE 13D            PAGE 5 OF 7 PAGES
---------------------------                                 -------------------


Item 7.           MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended by the addition of the following:

Exhibit A - Joint Acquisition Statement, dated February 17, 2006 (previously filed)

Exhibit B - Letter to the board of directors, dated August 8, 2006 (previously filed)

Exhibit C - Letter to the board of directors, dated November 21, 2006 (previously filed)

Exhibit D - Shareholder notification letter, dated November 21, 2006 (previously filed)

Exhibit E - Demand letter, dated November 21, 2006 (previously filed)

Exhibit F - Letter to the board of directors, dated January 4, 2007

Exhibit G - Nomination letter, dated January 4, 2007

---------------------------                                  -------------------
CUSIP NO.      109696104           SCHEDULE 13D               PAGE 6 OF 7 PAGES
---------------------------                                  -------------------

                                   SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 4, 2007


                                           PIRATE CAPITAL LLC


                                           By: /s/ Thomas R. Hudson Jr.
                                               ---------------------------
                                               Name:  Thomas R. Hudson Jr.
                                               Title: Manager

                                           /s/ Thomas R. Hudson Jr.
                                           ------------------------------
                                           Thomas R. Hudson Jr.

---------------------------                                 -------------------
CUSIP NO.      109696104           SCHEDULE 13D              PAGE 7 OF 7 PAGES
---------------------------                                 -------------------


                                  EXHIBIT INDEX

Exhibit A - Joint Acquisition Statement, dated February 17, 2006 (previously filed)

Exhibit B - Letter to the board of directors, dated August 8, 2006 (previously filed)

Exhibit C - Letter to the board of directors, dated November 21, 2006 (previously filed)

Exhibit D - Shareholder notification letter, dated November 21, 2006 (previously filed)

Exhibit E - Demand letter, dated November 21, 2006 (previously filed)

Exhibit F - Letter to the board of directors, dated January 4, 2007

Exhibit G - Nomination letter, dated January 4, 2007

                                    EXHIBIT F


                               PIRATE CAPITAL LLC


                                                  Jolly Roger Fund LP
                                                  Jolly Roger Offshore Fund LTD
                                                  Jolly Roger Activist Fund LP
                                                  Jolly Roger Activist Fund LTD

January 4, 2007


VIA FACSIMILE (804.289.5760) & OVERNIGHT COURIER

Board of Directors
C/o Mr. Michael T. Dan
Chairman, President and Chief Executive Officer
The Brink's Company
1801 Bayberry Court
Richmond, Virginia  23226-8100

Dear Members of the Board:

As you know, we own approximately 8.5% of Brink's stock and are its largest shareholder. We have repeatedly urged the Company to retain an investment bank to examine strategic alternatives and to endorse a significant shareholder voice on the Board. Unfortunately, our requests appear to be falling on deaf ears and the Board seems more concerned with exercising its prerogatives of office than serving shareholder interests. Unless the Board acts with a renewed sense of duty, we will not be able to avoid an expensive and lengthy proxy contest.

We commend MMI Investments on their detailed report and its examination of many of the different strategic alternatives which an investment bank can explore. We are concerned that despite several initiatives by your largest shareholders urging the Board to retain an investment bank, the Board stubbornly insists upon making an acquisition. Your spokesman Edward Cunningham was recently quoted as saying, "We are in the deal stream," and "Our strategic direction is to make acquisitions." Such steadfast determination to make an acquisition is unacceptable and we are particularly discouraged to see the Board continue down the path of entrenchment.

We do not understand how the Board remains so determined to pursue an acquisition when two of Brink's largest shareholders have independently questioned that course and requested the retention of an investment bank to explore alternatives. The Board's concern should be the interests of its shareholders. It should welcome initiatives by its large shareholders and fully explore their efficacy. If you took the time to canvass your shareholder base, we believe you would find that our shareholder proposal and our nominations to the Board are strongly supported.

According to public filings, four of Brink's directors are up for election at the upcoming annual meeting. Two of these directors, Messrs. Barker and Broadhead, are ineligible for re-election for a full three year term based on the Board's mandatory retirement age. As the largest shareholder we recommend that Messrs. Barker and Broadhead be replaced with two Pirate Capital nominees, Thomas Hudson (Pirate Capital's founder and Manager) and Christopher Kelly (Pirate Capital's General Counsel). The Board should welcome our voice and the shareholder perspective it would bring to the Board's inner deliberations. Our suggestion is in the best interest of all shareholders because it provides significant shareholder representation to the Board, an element which is currently lacking, and because it avoids a costly and time-consuming proxy contest.

We would prefer to work cooperatively and productively with the Board, and believe that calling for two out of a total of eleven Board seats is a reasonable request. This will allow for considerable shareholder representation while not substantially altering the Board's construction or dynamic. Unfortunately, as the Board continues to defer consideration, we have no choice but to prepare for a proxy contest.

We would welcome an invitation by the Board to meet our two nominees, and we hope that a proxy contest can be avoided so that the Board can remain focused on what is most important; finally putting to rest the enduring undervaluation of BCO shares. We look forward to a response shortly.


                                                     Sincerely,

                                                     /s/ Thomas R. Hudson Jr.

                                                     Thomas R. Hudson Jr.
                                                     Manager

                                    EXHIBIT G



JOLLY ROGER FUND LP
200 Connecticut Avenue
4th Floor
Norwalk, CT 06854



January 4, 2007


VIA FACSIMILE (804.289.5760), OVERNIGHT COURIER & U.S. MAIL

The Brink's Company
1801 Bayberry Court
Richmond, Virginia  23226-8100
Attn:    Corporate Governance and Nominating Committee,
         Executive Session Chairman and Corporate Secretary

RE: Shareholder Notice of Intent to Nominate Thomas R. Hudson Jr. and Christopher Kelly for Election as Directors

Ladies and Gentlemen:

         In accordance with Article IV, Section 12 of the Bylaws (the "Bylaws") of The Brink's Company (the "Company") and the proxy statement of the Company released to shareholders on or about March 24, 2006, Jolly Roger Fund LP, a Delaware limited partnership (the "Fund"), hereby submits this written notice (this "Notice") to the Company c/o the Corporate Governance and Nominating Committee, the Executive Session Chairman and the Corporate Secretary of its intent to nominate Thomas R. Hudson Jr. and Christopher Kelly to the Board of Directors of the Company at the Company's 2007 annual meeting of shareholders (including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof) (the "Annual Meeting"). Enclosed with this letter are the following exhibits: Exhibit A, Consents of the Nominees, Exhibit B, biographies of Mr. Hudson and Mr. Kelly, and Exhibit C, a list of the securities transactions of the members of the Pirate Capital Group (as defined below) for the last two years.

1. Name and Address; Class and Number of Shares of Stock Owned

         The name and address of the Fund as it appears in the Company's stock transfer books is Jolly Roger Fund LP, 200 Connecticut Avenue, 4th Floor, Norwalk, Connecticut 06854. The Fund is the record and beneficial owner of 100 shares of common stock, $1 par value per share ("Common Stock"), of the Company and the beneficial owner of an additional 412,282 shares of Common Stock (such 412,382 shares representing approximately .85% of the outstanding shares of Common Stock). Pirate Capital LLC ("Pirate Capital"), whose principal business is providing investment management services, is the general partner of the Fund. Mr. Hudson is the Manager of Pirate Capital. Pirate Capital is also the investment adviser to Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD, each an investment fund (collectively, with the Fund, the "Funds", and together with Pirate Capital and Mr. Hudson, the "Pirate Capital Group"), which are the beneficial owners, respectively, of 3,542,112 shares of Common Stock (approximately 7.30% of the outstanding shares), and 163,836 shares of Common Stock (approximately .34% of the outstanding shares). Mr. Hudson is also a director of Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD. Pirate Capital and Mr. Hudson, as the Manager of Pirate Capital, may be deemed to be the beneficial owners of the 4,118,330 shares of Common Stock (approximately 8.49% of the outstanding shares) that are collectively owned by the Funds. Mr. Kelly beneficially owns 650 shares of Common Stock.

2.       Representation

         The Fund is a holder of record of capital stock of the Company entitled to vote at the Annual Meeting and a representative of the Fund intends to appear in person or by proxy at the Annual Meeting to nominate Mr. Hudson and Mr. Kelly. The undersigned represents that the Fund intends to deliver a proxy statement or form of proxy to the holders of at least the percentage of the Company's outstanding capital stock required to elect Mr. Hudson and Mr. Kelly or otherwise to solicit proxies from shareholders in support of the nominations.

3.       Nominations

         The Fund hereby gives notice of its intent to nominate Mr. Hudson and Mr. Kelly for election to the Board of Directors at the Annual Meeting.

         The Fund reserves the right to nominate additional nominees for any reason, including if the Company, by the appropriate corporate action, has increased or increases the number of directors to be elected at the Annual Meeting or if the composition of the Board of Directors has changed prior to the Annual Meeting. The Company is cautioned not to take any action that would adversely impact the Company's shareholders' right to support the Fund's nominations, including by appointing any new directors.

4.       Interests Which the Fund May Have In Such Business

         The Fund has no interest in the nominations to be brought before the Annual Meeting other than the interest which it shares in common with all other owners of Common Stock, namely, an interest in seeing the Company achieve financial prosperity and its participation through its shares of Common Stock in the creation of shareholder value.

5.       Consent of Nominees

         Each of Mr. Hudson and Mr. Kelly has executed a consent indicating his agreement to be nominated for election as a director of the Company and to serve as a director of the Company if elected at the Annual Meeting. A copy of each of the consents respectively executed by Mr. Hudson and Mr. Kelly are attached as Exhibit A to this Notice.

6. Description of Arrangements or Understandings between Shareholders and
Nominees

         Neither Mr. Hudson nor Mr. Kelly will receive any compensation from Pirate Capital or the Funds for his service as a director of the Company if elected. If elected, Mr. Hudson and Mr. Kelly will each be entitled to such compensation from the Company as is provided to other non-employee directors, which compensation is expected to be described in the Company's proxy statement furnished to shareholders in connection with the Annual Meeting.

7.       Other Information Regarding Nominees Required by Proxy Rules

         Certain additional information regarding Mr. Hudson and Mr. Kelly is set forth in Exhibit B to this Notice.

         Exhibit C sets forth for the Funds, Mr. Hudson and Mr. Kelly their purchases and sales of Common Stock (and common stock derivatives) within the previous two years, the dates of the transactions and the amounts purchased or sold.

         Except as disclosed herein or in any of the exhibits attached hereto, none of the Funds, Pirate Capital, Mr. Hudson or Mr. Kelly: (i) owns any securities of the Company of record but not beneficially; (ii) owns, nor do any of their associates own, beneficially any securities of the Company; (iii) owns any securities of any parent or subsidiary of the Company; (iv) has, nor do any of their associates have, any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates; (v) has, nor do any of their associates have, any arrangement or understanding with any person with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (vi) had or will have, nor do any of their associates have or will have, a direct or indirect material interest in any transaction, arrangement or relationship, or series of similar transactions, arrangements or relationships since the beginning of the Company's last fiscal year, or any currently proposed transaction, or series of similar transactions, arrangements or relationships to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000 (the representation in this subclause (vi) shall include any "related person" of Mr. Hudson or Mr. Kelly as defined in Instruction 1 to Item 404(a) of Regulation S-K under the Securities Act of 1933, as amended ("Regulation S-K")); (vii) has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the Annual Meeting proposed in this Notice aside from their respective interests as shareholders of the Company; (viii) has borrowed any funds for the purpose of acquiring or holding any securities of the Company (except for margin borrowings for that purpose); (ix) is presently, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (x) has, during the past ten years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (xi) has pledged or otherwise deposited as collateral any securities of the Company (except for pledges of securities in connection with margin borrowings) or caused or agreed to permit such securities to be subject to any voting trust or other similar agreement or of any contract providing for the sale or other disposition of such securities; (xii) is aware of any arrangement (including any pledge, voting trust, or contract for sale) which may at a subsequent date result in a change in control of the Company; (xiii) is aware of any arrangement, or has reason to believe that any arrangement exists, under which 5% or more of any class of the Company's voting securities is held or is to be held subject to any voting agreement, voting trust or other similar agreement;
(xiv) is aware of any person or group that holds beneficial ownership of more than 5% of the outstanding shares of the Company or has the right to acquire beneficial ownership of more than 5% of such outstanding voting securities, except for persons or groups who may be identified through a review of publicly available information regarding the beneficial ownership of the Company; (xv) is aware of any circumstance in which Mr. Hudson's or Mr. Kelly's election to the Board of Directors of the Company would create a compensation committee interlock or other insider relationship as described in Item 407(e)(4) of Regulation S-K; or (xvi) has, during the past five years, been involved in any of the legal proceedings described in Item 401(f) of Regulation S-K. The term "associates" shall have the meaning as that term is defined in Rule 14a-1 of Regulation 14A under the Securities Exchange Act of 1934, as amended.

         Except as otherwise set forth in this Notice, there are no material proceedings (as described in Instruction 5 to Item 103 of Regulation S-K) in which Mr. Hudson or Mr. Kelly or any of their associates is a party adverse to the Company or any of its subsidiaries, or in which Mr. Hudson or Mr. Kelly or their associates have a material interest adverse to the Company or any of its subsidiaries.

         Neither Mr. Hudson nor Mr. Kelly has ever served on the Board of Directors or otherwise been employed by the Company. Except as otherwise set forth in this Notice, neither Mr. Hudson, Mr. Kelly nor any of their associates has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to other plans or other compensation from, or related to, services rendered on behalf of the Company, or is subject to any arrangement described in Item 402 of Regulation S-K. There are no family relationships (as defined in Section 401(d) of Regulation S-K) between Mr. Hudson, Mr. Kelly and any director or officer of the Company or, to Mr. Hudson's or Mr. Kelly's knowledge, any other person nominated by the Company to become a director or executive officer. Neither Mr. Hudson nor Mr. Kelly is aware of any facts or circumstances that would prevent him from being deemed an "independent" director as defined in Attachment A to the Corporate Governance Policies of the Company (as in effect on the date hereof).

         It is anticipated that the Funds and Pirate Capital, as well as certain employees of Pirate Capital, will solicit proxies in connection with the matters to be brought before the Annual Meeting and that Pirate Capital Group will engage a proxy solicitation agent whose fees and number of employees to be employed for such solicitation would be agreed upon at the time of such engagement. To the extent that any employee of Pirate Capital or the Funds engages in solicitation activities, no such employee will receive any additional compensation for its efforts. The business address of each employee of Pirate Capital or the Funds would be the same as that of its employer.

         Pirate Capital, on behalf of the Funds, would bear the cost of such proxy solicitation, but would intend to seek reimbursement for the cost of such solicitation from the Company if Mr. Hudson and/or Mr. Kelly are elected as a director. Pirate Capital does not intend to seek shareholder approval for such reimbursement. While no precise estimate of this cost can be made at the present time, Pirate Capital currently estimates that it would spend a total of approximately $750,000 for such solicitation of proxies, including expenditures for attorneys, proxy solicitation agents, and advertising, public relations, printing, transportation and related expenses. As of the date hereof, Pirate Capital has not incurred any solicitation expenses. In addition to soliciting proxies by mail, proxies may be solicited in person, by telephone, facsimile or other electronic means, through advertisements or otherwise.

8.       Other Matters

         Pursuant to Section 12(b)(B) of the Bylaws, please be advised that, by a letter addressed to the Company's Corporate Secretary, dated November 21, 2006, the Fund has requested that its shareholder proposal be included in the Company's proxy materials for the Annual Meeting. The proposal recommends that the Board of Directors of the Company hire an investment bank to consider strategic alternatives aimed at maximizing shareholder value. A copy of that letter, which was filed with the Securities and Exchange Commission (the "Commission") as an attachment to Form 13D (filed on November 21, 2006), is hereby incorporated by reference and is available at the Commission's website at www.sec.gov.

         The information included in this Notice and in the exhibits attached hereto represents the Fund's best knowledge as of the date hereof. The Fund reserves the right, in the event such information shall be or become inaccurate, to provide corrective information to the Company as soon as reasonably practicable, although the Fund does not commit to update any information which may change from and after the date hereof. If this Notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the nomination of Mr. Hudson and/or Mr. Kelly at the Annual Meeting, or if either or both of them shall be unable to serve for any reason, this Notice shall continue to be effective with respect to any replacement nominee or nominees selected by the Fund.

         Please be advised that neither the delivery of this Notice nor the delivery of additional information, if any, provided by or on behalf of the Fund or any of its affiliates to the Company from and after the date hereof shall be deemed to constitute an admission by the Fund or any of its affiliates that this Notice or any such information is required or is in any way defective or as to the legality or enforceability of any matter or a waiver by the Fund or any of its affiliates of its right to, in any way, contest or challenge any such matter.

         Please direct any questions regarding the information contained in this Notice to Theodore Altman, Esq., DLA Piper US LLP, 1251 Avenue of the Americas, New York, New York 10020-1104, (212) 335-4560, and Robert G. Marks, Esq., McGuireWoods LLP, 1750 Tysons Boulevard, Suite 1800, McLean, Virginia 22102-4215, (703) 712-5061. In the event that the Company requires any additional information to determine the eligibility of Mr. Hudson and/or Mr. Kelly (or the eligibility of any additional or substitute nominee of the Pirate Capital Group) to serve as a member of the Board of Directors of the Company, please advise Mr. Altman and Mr. Marks immediately.

                                     Very truly yours,

                                     JOLLY ROGER FUND LP
                                     By: Pirate Capital LLC, its General Partner


                                     By:      /s/ Thomas R. Hudson Jr.
                                     Name:    Thomas R. Hudson Jr.
                                     Title:   Manager


cc:  Theodore Altman, Esq.
     Robert G. Marks, Esq.
     B. Seth Bryant, Esq.

Exhibit A

CONSENT OF NOMINEE

The undersigned hereby consents to being named as a nominee for election as a director of The Brink's Company (the "Company"), in the proxy statement and other materials concerning the undersigned's nomination in connection with the solicitation of proxies from shareholders of the Company to be voted at the 2007 annual meeting of shareholders of the Company or special meeting of shareholders regarding the election of directors, including any adjournments or postponements thereof, and further consents to serve as a director of the Company, if elected.



/s/ Thomas R. Hudson Jr.
Name: Thomas R. Hudson Jr.

Exhibit A

CONSENT OF NOMINEE

The undersigned hereby consents to being named as a nominee for election as a director of The Brink's Company (the "Company"), in the proxy statement and other materials concerning the undersigned's nomination in connection with the solicitation of proxies from shareholders of the Company to be voted at the 2007 annual meeting of shareholders of the Company or special meeting of shareholders regarding the election of directors, including any adjournments or postponements thereof, and further consents to serve as a director of the Company, if elected.



/s/ Christopher Kelly
Name: Christopher Kelly

Exhibit B

Thomas R. Hudson Jr.

Thomas R. Hudson Jr., 40, is and has been since 2002 the Manager of Pirate Capital LLC, an investment manager, which he founded. Immediately prior to organizing Pirate Capital LLC, Mr. Hudson was a private investor. From 1999 to 2001, Mr. Hudson served as a Managing Director at Amroc Investments, LLC, an investment management firm, where he directed all distressed research and managed the bank loan trading desk. From 1997 to 1999, he served as a Vice President and Portfolio Manager at Goldman, Sachs & Co., responsible for investing and trading a $500 million portfolio of distressed domestic and international private assets. No company at which Mr. Hudson has been employed was a parent, subsidiary or affiliate of the Company at the time of his employment. Mr. Hudson earned a B.S. in 1988 from Babson College, majoring in Entrepreneurial Studies. He earned an M.B.A. in 1993 from the Tuck School at Dartmouth College. Mr. Hudson's principal business address is 200 Connecticut Avenue, 4th Floor, Norwalk, Connecticut 06854. Mr. Hudson currently serves as a director of Cornell Companies, Inc., a provider of private corrections services, PW Eagle, Inc., a PVC manufacturer, The Allied Defense Group, Inc., a defense contractor, and The PEP Boys - Manny, Moe & Jack, an automobile parts retailer.

Christopher Kelly

Christopher Kelly, 49, is the General Counsel and Chief Compliance Officer of Pirate Capital LLC. He joined Pirate Capital LLC in February 2006. From October 2004 to January 2006, Mr. Kelly was General Counsel of Gilman & Ciocia, Inc., a broker dealer holding company. From April 2003 to October 2004, Mr. Kelly served as Managing Director, General Counsel and Chief Compliance Officer of Cypress Associates LLC, a New York based investment bank focused on mergers & acquisitions, restructurings and corporate finance. From May 2000 to March 2003, Mr. Kelly was engaged in the practice of law with Proskauer Rose LLP, and prior thereto with Silver, Freedman & Taff, LLP and Skadden, Arps, Slate, Meagher & Flom. At each of these law firms, Mr. Kelly handled a variety of corporate and securities matters, including mergers & acquisitions and restructurings. No company at which Mr. Kelly has been employed was a parent, subsidiary or affiliate of the Company at the time of his employment. Mr. Kelly earned a B.A. in 1979 with High Honors from the University of Virginia and a J.D. in 1983 from the University of Virginia School of Law. Mr. Kelly's principal business address is 200 Connecticut Avenue, 4th Floor, Norwalk, Connecticut 06854.

Exhibit C

PURCHASES AND SALES OVER PAST TWO YEARS BY FUNDS AND NOMINEE

The following table sets forth for each of the Funds, Mr. Hudson and Mr. Kelly their purchases and sales (indicated in parenthesis) of Common Stock (including put options and call options*) within the previous two years, the dates of the transactions and the amounts purchased or sold:

----------------------------------------- --------------- ---------------------
ACCOUNT NAME                              TRADE DATE      QUANTITY
----------------------------------------- --------------- ---------------------
JOLLY ROGER FUND LP                       06-21-2005      50,000.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER FUND LP                       07-18-2005      35,000.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER FUND LP                       07-19-2005      50,000.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER FUND LP                       09-15-2005      3,000.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER FUND LP                       09-16-2005      500.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER FUND LP                       09-19-2005      25,000.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER FUND LP                       09-20-2005      35,000.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER FUND LP                       10-04-2005      8,800.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER FUND LP                       10-05-2005      10,000.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER FUND LP                       10-06-2005      5,000.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER FUND LP                       10-10-2005      3,800.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER FUND LP                       10-13-2005      4,000.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER FUND LP                       10-17-2005      5,000.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER FUND LP                       10-19-2005      5,900.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER FUND LP                       10-20-2005      1,000.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER FUND LP                       10-31-2005      Call option 13
----------------------------------------- --------------- ---------------------
JOLLY ROGER FUND LP                       11-10-2005      Call option 180
----------------------------------------- --------------- ---------------------
JOLLY ROGER FUND LP                       11-14-2005      Call option (13)
----------------------------------------- --------------- ---------------------

----------------------------------------- --------------- ---------------------
JOLLY ROGER FUND LP                       11-14-2005      Call option (60)
----------------------------------------- --------------- ---------------------
JOLLY ROGER FUND LP                       11-16-2005      Call option (120)
----------------------------------------- --------------- ---------------------
JOLLY ROGER FUND LP                       11-18-2005      7,500.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER FUND LP                       01-04-2006      (25,000.00)
----------------------------------------- --------------- ---------------------
JOLLY ROGER FUND LP                       02-09-2006      37,631.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER FUND LP                       02-09-2006      60,557.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER FUND LP                       02-17-2006      50,000.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER FUND LP                       07-24-2006      Call option (700)
----------------------------------------- --------------- ---------------------
JOLLY ROGER FUND LP                       08-03-2006      (40,206.00)
----------------------------------------- --------------- ---------------------
JOLLY ROGER FUND LP                       08-09-2006      (25,000.00)
----------------------------------------- --------------- ---------------------
JOLLY ROGER FUND LP                       08-10-2006      (17,000.00)
----------------------------------------- --------------- ---------------------
JOLLY ROGER FUND LP                       08-14-2006      (5,000.00)
----------------------------------------- --------------- ---------------------
JOLLY ROGER FUND LP                       08-15-2006      (70,000.00)
----------------------------------------- --------------- ---------------------
JOLLY ROGER FUND LP                       09-27-2006      (7,300.00)
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             06-21-2005      26,300.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             06-22-2005      84,300.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             06-23-2005      50,700.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             06-24-2005      25,000.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             06-30-2005      25,000.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             07-05-2005      20,000.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             07-06-2005      40,000.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             07-07-2005      8,700.00
----------------------------------------- --------------- ---------------------
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             07-08-2005      24,600.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             07-13-2005      100,000.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             07-13-2005      26,400.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             07-14-2005      76,400.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             07-14-2005      53,600.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             07-15-2005      5,000.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             07-25-2005      5,000.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             07-29-2005      25,000.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             08-26-2005      3,300.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             08-29-2005      5,000.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             09-15-2005      10,400.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             09-19-2005      25,000.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             09-26-2005      10,500.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             09-27-2005      2,200.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             10-04-2005      35,000.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             10-06-2005      20,000.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             10-12-2005      200.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             10-13-2005      16,100.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             10-17-2005      20,000.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             10-18-2005      25,000.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             10-19-2005      22,000.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             10-20-2005      4,000.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             10-27-2005      2,000.00
----------------------------------------- --------------- ---------------------
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             10-31-2005      32,500.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             10-31-2005      Call option 51
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             11-10-2005      Call option 720
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             11-11-2005      Call option 418
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             11-14-2005      Call option (240)
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             11-14-2005      Call option (51)
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             11-14-2005      Call option (250)
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             11-15-2005      Call option (300)
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             11-16-2005      50,000.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             11-16-2005      Call option (480)
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             11-17-2005      150,000.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             11-18-2005      30,000.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             11-21-2005      6,400.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             11-21-2005      (5,000.00)
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             11-23-2005      3,800.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             11-23-2005      Put option (200)
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             11-29-2005      21,600.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             11-30-2005      50,000.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             12-22-2005      25,700.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             12-23-2005      25,000.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             12-27-2005      25,000.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             12-28-2005      1,200.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             12-30-2005      77,000.00
----------------------------------------- --------------- ---------------------
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             01-26-2006      25,000.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             02-02-2006      20,400.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             02-09-2006      242,228.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             02-09-2006      150,521.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             02-10-2006      50,000.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             02-10-2006      103,500.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             02-17-2006      200,000.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             02-24-2006      41,500.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             02-28-2006      69,600.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             03-06-2006      8,000.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             03-10-2006      Put option (223)
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             03-17-2006      Put option (157)
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             03-22-2006      Put option (102)
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             03-27-2006      Put option (125)
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             04-21-2006      Put option (150)
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             04-26-2006      Put option (300)
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             04-28-2006      Put option (50)
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             05-01-2006      Put option (250)
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             05-08-2006      348,363.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             05-08-2006      Put option (170)
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             05-11-2006      Put option (500)
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             06-19-2006      67,000.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             07-24-2006      Call option (700)
----------------------------------------- --------------- ---------------------
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             08-15-2006      (15,000.00)
----------------------------------------- --------------- ---------------------
JOLLY ROGER OFFSHORE FUND LTD             08-22-2006      Call option (600)
----------------------------------------- --------------- ---------------------
JOLLY ROGER ACTIVIST PORTFOLIO LTD        01-04-2006      50,000.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER ACTIVIST PORTFOLIO LTD        01-05-2006      25,000.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER ACTIVIST PORTFOLIO LTD        01-26-2006      Put option (2,000)
----------------------------------------- --------------- ---------------------
JOLLY ROGER ACTIVIST PORTFOLIO LTD        01-27-2006      Put option (700)
----------------------------------------- --------------- ---------------------
JOLLY ROGER ACTIVIST PORTFOLIO LTD        02-01-2006      1,400.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER ACTIVIST PORTFOLIO LTD        02-09-2006      309,063.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER ACTIVIST PORTFOLIO LTD        02-10-2006      100.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER ACTIVIST PORTFOLIO LTD        02-17-2006      (250,000.00)
----------------------------------------- --------------- ---------------------
JOLLY ROGER ACTIVIST PORTFOLIO LTD        02-18-2006      Put option 2,690
----------------------------------------- --------------- ---------------------
JOLLY ROGER ACTIVIST PORTFOLIO LTD        02-18-2006      78,500.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER ACTIVIST PORTFOLIO LTD        02-21-2006      31,500.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER ACTIVIST PORTFOLIO LTD        02-22-2006      52,800.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER ACTIVIST PORTFOLIO LTD        02-23-2006      50,000.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER ACTIVIST PORTFOLIO LTD        05-08-2006      (348,363.00)
----------------------------------------- --------------- ---------------------
JOLLY ROGER ACTIVIST PORTFOLIO LTD        07-31-2006      9,794.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER ACTIVIST PORTFOLIO LTD        08-03-2006      (9,794.00)
----------------------------------------- --------------- ---------------------
JOLLY ROGER ACTIVIST PORTFOLIO LTD        10-31-2006      7,600.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER ACTIVIST PORTFOLIO LTD        11-01-2006      54,300.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER ACTIVIST PORTFOLIO LTD        11-02-2006      17,400.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER ACTIVIST PORTFOLIO LTD        11-03-2006      700.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER ACTIVIST PORTFOLIO LTD        11-06-2006      23,836.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER ACTIVIST PORTFOLIO LTD        11-08-2006      50,000.00
----------------------------------------- --------------- ---------------------
JOLLY ROGER ACTIVIST PORTFOLIO LTD        11-09-2006      10,000.00
----------------------------------------- --------------- ---------------------
CHRISTOPHER KELLY                         11-01-2006      650
----------------------------------------- --------------- ---------------------

* All option trades were made through public option exchanges.